SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON FOUNDED 1866	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

January 16, 2013

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Annual Report on Form N-CSR of BlackRock Funds III
(“BRIII”) and Master Investment Portfolio (“MIP”)

Dear Mr. Ganley:

On November 16, 2012, you called to relay comments from Chad Eskildsen, a Securities and Exchange Commission (the “Commission”) accountant, on the Annual Report on Form N-CSR for the year ended December 31, 2011, filed by BRIII and MIP on March 2, 2012 (the “Annual Report”). Mr. Eskildsen’s comments are described below and have been summarized to the best of our understanding. We have discussed Mr. Eskildsen’s comments with representatives of BRIII and MIP and their responses to Mr. Eskildsen’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

Comment 1: The Statements of Changes in Net Assets and the Financial Highlights for each of BlackRock Russell 1000 Index Fund and BlackRock ACWI ex-US Index Fund of BRIII show a “tax return of capital” for Investor A, Institutional and Class K Shares. Please confirm that the Section 19a-1 notices were mailed to shareholders.

Response: Although BlackRock ACWI ex-US Index Fund had a tax return of capital for the period, it did not have a return of capital when measured under GAAP. Therefore, Section 19a-1 notices were not required to be mailed to shareholders.

BlackRock Russell 1000 Index Fund did have a tax return of capital of $0.002 per share (and $0.001 per share when measured on a GAAP basis). This return of capital was due to a slight over-estimation of distributable income in determining December 2011 distributions. The over-distribution was not discovered until after the January 3, 2012 payable date, therefore, Section 19a-1 notices were not mailed to shareholders on that date. The over-distribution was subsequently discovered when the December 31, 2011 annual report was being prepared, and the Forms 1099 which were prepared and mailed to shareholders at that time included information

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

January 16, 2013

about the tax return of capital. Since the information on a tax basis was already provided in the Forms 1099, Section 19a-1 notices were not subsequently mailed to shareholders reporting the GAAP return of capital of $0.001 per share.

Comment 2: Russell 1000 Index Master Portfolio was invested in business development companies at December 31, 2011. Please confirm that this investment is being monitored for Acquired Fund Fees and Expenses disclosure in the fee table of the feeder fund, BlackRock Russell 1000 Index Fund. If not, please advise if this exclusion makes the fee table misleading.

Response: BlackRock Russell 1000 Master Portfolio confirms that its investment in business development companies is being monitored for Acquired Fund Fees and Expenses and such information will be included in the fee table at such time as the amount of Acquired Fund Fees and Expenses equals or exceeds 0.01% of average net assets of the feeder fund.

Comment 3: In the Statement of Operations of each of the series of MIP, there is a line item “securities lending—affiliated.” Should the word “net” be added to this line item since it appears to be net income from securities lending? See Investment Company Audit Guide 7.181.

Response: The suggested change will be made in all future shareholder reports. Please note that in Note 1 of the Notes to Financial Statements, the funds state that securities lending income represents the income earned from the investment of the cash collateral, net of rebates paid to, or fees paid by, borrowers and less the fees paid to the securities lending agent.

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BRIII and MIP acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, and acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to BRIII’s and MIP’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Annual Report for BRIII and MIP.

Respectfully submitted,

/s/ Ellen W. Harris
Ellen W. Harris

cc:	Benjamin Archibald
John A. MacKinnon